UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

March 9, 2020

(Date of Report (Date of earliest event reported))

FUNDRISE INCOME eREIT V, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-4230217
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

Senior Mortgage Loan – 981 Howell Mill, LLC

On March 9, 2020, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Manager (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $9,460,000, (the “HM Senior Loan”). The borrower, 981 Howell Mill, LLC, a Georgia limited liability company (“HM”), used the loan proceeds to acquire two parcels of land totaling approximately 100,000 square feet generally located at 981 Howell Mill Rd, Atlanta, GA 30318 (the “HM Property”). The HM Property is currently improved with two buildings and a parking lot; HM intends to entitle the HM Property and obtain permits to construct approximately 500 apartment units.

HM is managed by the Executive Directors of Drapac Capital Partners, Alex Hay and Max Cookes (the “HM Sponsors”). Mr. Cookes and Mr. Hay oversaw the growth and acquisition of approximately 90 sites in 10 states with a development value of approximately $5 billion.

On the closing date of the HM Senior Loan, HM was capitalized with approximately $4,401,000 of equity capital from the HM Sponsors.

The HM Senior Loan bears an interest rate of 9.0% per annum, with an amount equal to 9.0% per annum paid current on a monthly basis through the maturity date, March 9, 2023 (the “HM Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the HM Senior Loan amount, paid directly by HM.

HM has the ability to extend the HM Maturity Date for one, twelve-month period. To exercise the extension option, all interest must be paid and HM will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 10.0%.

The HM Sponsor has provided customary springing and carve-out guarantees.

As of its closing date, the HM Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 68.9%. The LTC ratio is the amount of the HM Senior Loan divided by the land purchase price and financing costs. As of its closing date, the HM Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 83.7%. The LTV ratio is the amount of the HM Senior Loan divided by the third-party appraised value of the HM Property as of October 2019. There can be no assurance that such value is correct.

The HM Property is located in the West Midtown neighborhood of Atlanta, GA within close proximity to parks, restaurants, Georgia Tech, and employment hubs. Major redevelopment is underway in the area with office and residential projects under construction.

As the HM Senior Loan was purchased from Fundrise Lending, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated October 4, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME eREIT V, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: March 13, 2020